Exhibit 3.1

HERSHA HOSPITALITY TRUST

ARTICLES OF AMENDMENT

Hersha Hospitality Trust, a Maryland real estate investment trust (the “Trust”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST:  The declaration of trust of the Trust (the “Declaration”) is hereby amended to provide that, immediately upon the Reverse Share Split Effective Time (as defined below), every four Priority Class A Common Shares of beneficial interest, $0.01 par value per share (“Priority Common Shares”), of the Trust that were issued and outstanding immediately prior to the Reverse Share Split Effective Time shall be combined into one issued and outstanding Priority Common Share with a par value of $0.04 per share.

SECOND:No fractional Priority Common Shares will be or remain issued upon such amendment and each shareholder otherwise entitled to a fractional share shall be entitled to receive in lieu thereof cash in an amount equal to the product of the fraction of a share multiplied by the closing price of the Priority Common Shares as reported by the New York Stock Exchange on the date of the Reverse Share Split Effective Time; provided,  however, that holders of any Priority Common Shares issued pursuant to the Trust’s Dividend Reinvestment Plan (“DRIP Priority Common Shares”) shall be entitled to receive fractional shares with respect to such Drip Priority Common Shares upon the Reverse Share Split Effective Time to the extent applicable.

THIRD:  The amendment to the Declaration as set forth in Article FIRST above has been duly approved by a majority of the Board of Trustees of the Trust as required by the Maryland REIT Law (the “MRL”).  The amendment set forth in Article FIRST above is limited to a change expressly authorized by Section 8-501(f)(2) of the MRL to be made without action by the shareholders of the Trust.

FOURTH:   The Declaration is hereby amended, effective immediately after the Reverse Share Split Effective Time, to decrease the par value of the Priority Common Shares issued and outstanding at the Reverse Share Split Effective Time from $0.04 per share to $0.01 per share.

FIFTH:  The amendment to the Declaration as set forth in Article FOURTH above has been duly approved by a majority of the entire Board of Trustees of the Trust as required by the MRL.  The amendment set forth in Article FOURTH above is limited to a change expressly authorized by Section 8-501(e)(2) of the MRL to be made without action by the shareholders of the Trust.

SIXTH:These Articles of Amendment shall become effective at 5:00 p.m., Eastern Time, on June 22, 2015 (the “Reverse Share Split Effective Time”).

SEVENTH:The amendments to the Declaration as set forth above do not increase the authorized shares of the Trust.

EIGHTH:   The undersigned officer of the Trust acknowledges these Articles of Amendment to be the trust act of the Trust and, as to all matters or facts required to be verified under oath, the undersigned officer acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

-Signature page follows-

IN WITNESS WHEREOF, the Trust has caused these Articles of Amendment to be executed in its name and on its behalf by its Chief Financial Officer and Assistant Secretary and attested to by its Treasurer and Corporate Secretary on this 18 day of June, 2015.

ATTEST: HERSHA HOSPITALITY TRUST

/s/ David L. Desfor___________________	By: /s/ Ashish R. Parikh _____________(SEAL)
Name: David L. Desfor	Name: Ashish R. Parikh
Title: Treasurer and Corporate Secretary	Title: Chief Financial Officer and Assistant Secretary